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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              QUANTA SERVICES, INC.
              (Name of Subject Company (Issuer) and Filing Person)

         Options to Purchase Common Stock, par value $.00001 per share,
                   Having an Exercise Price of $10.00 or More
                         (Title of Class of Securities)

                                   74762E 10 2
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 Dana A. Gordon
                  Vice President, Secretary and General Counsel
                              Quanta Services, Inc.
                         1360 Post Oak Blvd., Suite 2100
                              Houston, Texas 77056
                                 (713) 629-7600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                 With a copy to:
                                Eric A. Blumrosen
                            Gardere Wynne Sewell LLP
                           1000 Louisiana, Suite 3400
                            Houston, Texas 77002-5007
                                 (713) 276-5500

                            CALCULATION OF FILING FEE

                    Transaction Valuation*          Amount of Filing Fee
                        Not applicable                 Not applicable

* Calculated solely for purposes of determining the filing fee.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable. Filing party: Not applicable. Form of registration No.: Not applicable. Date filed: Not applicable.

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[x]issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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ITEMS 1 THROUGH 11.

Not applicable.

ITEM 12. EXHIBITS.

Text of Press Release issued by Quanta Services, Inc. on December 23, 2002.

Text of Interoffice Memorandum sent to all Quanta Services, Inc. employee and consultant stock option holders on December 23, 2002.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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PRESS RELEASE

     Quanta Services Closes Additional $72.9 Million Equity Investment by First Reserve Corporation

HOUSTON, Dec. 23 /PRNewswire-FirstCall/ -- Quanta Services, Inc. (NYSE: PWR -
News) announced today that it has closed on the second equity investment by First Reserve Fund IX, L.P., a private equity fund managed by First Reserve Corporation, after successfully amending certain provisions of its agreements with its lenders and senior secured note holders.

First Reserve Corporation has purchased 2,430,741 shares of Series E Preferred Stock for $30.00 per share, each share of which, upon shareholder approval, will be convertible into ten common shares. Proceeds from the sale of shares to First Reserve will be used initially to pay down outstanding balances under the company's credit facility. As announced on October 16, 2002, the First Reserve Fund purchased from Quanta 8,666,666 shares of common stock at $3.00 per share, and purchased from Aquila, Inc. 3,303,100 shares of Quanta common stock at $3.00 per share and 939,380 shares of Quanta Series A Preferred Stock (convertible into 4,696,900 shares of common stock) at $3.00 per common share equivalent.

"We are very pleased with First Reserve becoming the largest shareholder in Quanta and providing growth capital," stated John Colson, chairman and chief executive officer. "We believe we are well served by having a partner like First Reserve on our team."

Ben Guill, president of First Reserve, has joined the Company's board of directors. In addition, First Reserve has the right to nominate two other members to the Company's board of directors.

First Reserve now owns approximately 37 percent of Quanta's voting stock, assuming full conversion of the Series E Preferred Stock and Series A Preferred Stock. A meeting of Quanta's stockholders to approve the convertibility of the Series E Preferred Stock is scheduled for December 27, 2002. First Reserve has an agreement with Quanta not to exceed a 37 percent investment without the consent of Quanta's independent directors.

Quanta also announced today that its Board has approved a voluntary program to exchange eligible options for restricted stock. Under the program, employees holding stock options granted under the company's 2001 Stock Incentive Plan with a per share exercise price equal to or greater than $10.00, have the opportunity to cancel those options in exchange for restricted shares of the company's common stock. The restricted stock issued in the exchange will vest over a three-year period. If all eligible employees accept the offer, approximately 7.8 million outstanding options will be cancelled and approximately 3.2 million shares of restricted common stock will be issued. In conjunction with the offer, the number of shares of common stock that may be issued under Quanta's 2001 Stock Incentive Plan will be reduced from 15 percent of common stock outstanding to 12 percent of common stock outstanding (in each case, assuming full conversion of the company's Series A and Series E convertible stock).

Based in Houston, Texas and in Greenwich, Connecticut, First Reserve is an independently owned firm that invests exclusively within the energy and energy-related sectors of the world economy. It is the leading private equity firm specializing in the energy industry with $2.6 billion under management. First Reserve is currently the largest shareholder of Dresser, Inc., Chicago Bridge & Iron, Pride International, and Superior Energy Services.

Quanta Services, Inc. is a leading provider of specialized contracting services, delivering end-to-end network solutions for electric power, gas, telecommunications and cable television industries. The company's comprehensive services include designing, installing, repairing and maintaining network infrastructure nationwide.

This press release contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. For a discussion of the risks, investors are urged to refer to the Company's reports filed under the Securities Exchange Act of 1934.

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Contacts:      James Haddox, CFO           Ken Dennard / kdennard@drg-e.com
               Reba Reid                   Lisa Elliott / lisae@drg-e.com.com
               Quanta Services, Inc.       DRG&E
               713-629-7600                713-529-6600

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INTEROFFICE MEMORANDUM

TO:      All Quanta Services Stock Option Holders
FROM:       John Colson
DATE:       December 23, 2002
SUBJECT:        Stock Option Exchange Program


The Quanta Board of Directors has approved a voluntary program to exchange eligible stock options for restricted stock. We have been working with the Board for a while on this program and it reflects our belief that our employees are our most valuable asset.

We have all watched as our stock price has been carried down by market conditions. Many of us have stock options valued at four, ten and even fifteen times the current deflated stock price. If you hold stock options with a per share exercise price equal to or greater than $10, the stock option exchange program will give you the opportunity to voluntarily cancel those options in exchange for restricted shares of Quanta's common stock. The restricted shares will vest over 3 years.

Your options will be exchanged at a rate or "conversion ratio" determined partly by the current stock price. We currently estimate this ratio to be one restricted share for every 2.7 options you exchange.

If you hold eligible options, you will be receiving additional information by the end of January. The packet will outline the exchange process, conversion ratio, tax implications and other information relating to the exchange program. Additionally, we will conduct teleconference calls where you will have the opportunity to ask questions about the program and the process.

In the meantime, please contact the legal department with any questions you may have.

Happy Holidays!

THE DESCRIPTION OF THE STOCK OPTION EXCHANGE PROGRAM CONTAINED HEREIN IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF QUANTA SERVICES, INC. AT THE TIME THE OFFER TO EXCHANGE IS COMMENCED, QUANTA SERVICES, INC. WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND OTHER DOCUMENTS) WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.